UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective June 1, 2026, Ms. Siyu Yang (“Ms. Yang”) resigned as the Chief Executive Officer (“CEO”) and Chairman of the Board (“Chairman”) of the Company. The resignation of Ms. Yang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective June 1, 2026, Ms. Linxi Xie (“Ms. Xie”) was elected as the Chief Executive Officer (“CEO”) and Chairman of the Board (“Chairman”) by the remaining members of the Board to fill the vacancy resulting from the resignation of Ms. Yang.

Ms. Xie has over ten years of experience in the financial industry, focusing on overseas IPOs and cross-border capital markets. Since May 2020, she has been serving as a Partner at Antelope Holdings (Chengdu) Co., Ltd., where she has led multiple overseas IPO projects and advised on listing strategy, M&A planning, and financing. From March 2013 to September 2016, Ms. Xie worked as Head of the Asset Management Department at Sichuan Xinglian’an Asset Management Co., Ltd., where she supported the company’s setup and later managed capital operations and business oversight. Ms. Xie holds a degree in Business Administration (Online Education Program) from the University of Electronic Science and Technology of China. She holds a Fund Practitioner Qualification Certificate and is a Certified Financial Planner (CFP).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
Linxi Xie
Chief Executive Officer

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